Phone:	(212) 885-5422
Fax:	(917) 332-3790
Email:	TCournoyer@BlankRome.com

August 19, 2013

VIA EDGAR
Vincent J. DiStefano, Esquire
Senior Counsel
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC  20549

Re:	RiverPark Funds Trust (the “Trust”)
File Nos.: 333-167778 and 811-22431

Dear Mr. DiStefano:

On behalf of the Trust, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A, filed with the Commission on June 12, 2013.

We have set forth below, in boldface type, the text of each comment, followed by the Trust’s responses.

Prospectus

1. Comment.  Please explain why there are not separate line items for short selling and acquired fund fees and expenses in the table on page 1.

Response:  The Fund does not intend to enter into short sales that will cause the Fund to incur dividend and interest expenses related to such short sales. Other than for temporary purposes, the Fund will not borrow in order to gain leverage.  While options have implicit leverage built into the instrument, and the risks associated with using options clearly include elements of risks associated with leverage, there is no explicit interest expense associated with purchasing or selling index options.

The Fund will revise footnote 2 as follows:

RiverPark Advisors, LLC, the Fund’s investment adviser (“RiverPark” or the “Adviser”), has agreed contractually to waive its fees and to reimburse expenses of the Fund, including expenses associated with the Fund’s shareholder services plan and administrative services plan, to the extent necessary to ensure that

Vincent J. DiStefano
August 19, 2013

operating expenses (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed, on an annual basis, 1.25% for the Retail Class Shares, 1.00% for the Institutional Class Shares, and 2.00% for the Class C Shares of the Fund’s average net assets.  The Fund does not intend to enter into short sales that will cause the Fund to incur dividend and interest expense related to such short sales. This arrangement is in effect until at least September 30, 2014 and, subject to annual approval by the Board of Trustees of RiverPark Funds Trust, this arrangement will remain in effect unless and until the Board of Trustees approves its modification or termination or the Adviser notifies the Funds at least 30 days prior to the annual approval of its determination not to continue the agreement.  This agreement may be terminated with 90 days’ notice by a majority of the independent members of the Board or a majority of the Fund’s outstanding shares.  The Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses absorbed, subject to certain limitations that: (1) the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement; and (2) the reimbursement may not be made if it would cause the annual expense limitation in effect at the time of the waiver to be exceeded.

With respect to acquired fund fees and expenses, the Fund does not currently intend to invest in other investment companies as part of its normal investment strategy.  Therefore, the Fund does not expect to incur any acquired fund fees or expenses at this time.

2. Comment. In the “Principal Investment Strategies” section on page 2, please state whether the Fund intends to borrow for investment purposes.

Response:  Other than for temporary purposes, the Fund will not borrow in order to gain leverage.  The Fund will make revisions consistent with this response throughout the Prospectus.

3. Comment. In the “Principal Investment Strategies” section on page 2, please state that non-investment grade fixed income securities are commonly referred to as junk.

Response:  The Fund will add the parenthetical “(commonly referred to as ‘junk’)” after the phrase non-investment grade.

4. Comment. In the “Principal Investment Strategies” section on page 2, please define the term “pari passu” as used in this section.

Response: The Fund will add a definition of the term pari passu as follows:

Vincent J. DiStefano
August 19, 2013

Cohanzick analyzes each security on a bottom-up basis and considers fixed income securities to be “Money-Good” if the enterprise value of the issuing company, when valued using what Cohanzick believes to be conservative valuation metrics, exceeds the value of the senior and pari passu debt of the considered investment.  Pari passu debt is debt that ranks equally with the considered investment.

5. Comment. On page 5, please state David K. Sherman’s position.

Reponses: The Fund will add the following disclosure to the applicable paragraph:

David K. Sherman will be the portfolio manager for RiverPark Strategic Income.  Mr. Sherman is the President and Founder of Cohanzick Management, LLC and has been associated with Cohanzick since 1996.

6. Comment. On page 5, in the “Purchase and Sale of Fund Shares” section, remove the following sentence discussing receipt of transactions before the close of trading: “Transactions received, in good order, before the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time) receive the next calculated net asset value.”

Response:  The applicable sentence has been deleted.

7. Comment. In the “Tax Information” section on page 5, please include disclosure with respect to taxation upon withdrawal.

Response: The Fund will add the following disclosure to the applicable paragraph:

The Fund’s distributions will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, and may be taxable upon withdrawal.

8. Comment. In the “Principal Investment Strategies” section on page 6, in addition to the investment objective, please also indicate whether the Fund’s strategy is non-fundamental.

Response:  The Fund will add the following disclosure to the applicable paragraph:

The Fund’s investment objective and strategy are non-fundamental and may be changed by the Board of Trustees without shareholder approval by providing sixty days notice of the change.

Vincent J. DiStefano
August 19, 2013

9. Comment. In the “Principal Investment Strategies” section on page 6, please state whether the Fund intends to borrow for investment purposes.

Response: As noted in response to Comment 2, other than for temporary purposes, the Fund will not borrow in order to gain leverage.

10. Comment. In the “Principal Investment Strategies” section on page 6, the following example is provided: “For example, a $200 million debt issue with $300 million of senior debt of the same issuer may be considered by Cohanzick to be Money-Good if Cohanzick believed that the issuing company was able to sustainably generate in excess of $100 million of free cash flow per annum.  In this example, the aggregate $500 million of debt represents five times Cohanzick’s estimate of free cash flow, which the sub-adviser believes is a conservative valuation metric.”  Please also include this example in the disclosure in the summary section.

Response: The Fund will add this example to the summary section.

11. Comment. In the “Principal Investment Strategies” section on page 6, the Fund states that: “RiverPark Strategic Income may invest up to 35% of its assets in foreign fixed income securities that Cohanzick believes are Money-Good.”  Please also include this statement in the summary section. The Fund also states in several instances in the Prospectus that it may invest in foreign securities.  Please indicate whether such foreign securities include securities in emerging markets.

Response: The Fund will include the statement noted above in the summary section.  The Fund does not intend to invest in emerging markets.

12. Comment. In the “Below Investment Grade Securities” section on page 7, please state that non-investment grade fixed income securities are commonly referred to as junk.  Please remove the statement regarding the higher returns offered by below investment grade bonds, as this is non-risk disclosure.

Response: The Fund has removed the discussion with respect to the higher returns offered by below investment grade bonds and will add the following disclosure to the applicable paragraph:

Below Investment Grade Securities (commonly referred to as “junk”) — The Fund may invest without limitation in fixed-income instruments which are or are deemed to be the equivalent in terms of quality to securities rated below investment grade by Moody’s Investors Service, Inc. and/or Standard & Poor’s Corporation and accordingly involve greater risk.  These securities have a higher risk of default. Such securities are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk to adverse conditions.

Vincent J. DiStefano
August 19, 2013

13. Comment. In the “Other Information about the Fund and its Non-Principal Investment Strategies” section on page 8, the Fund lists the following categories of investments as non-principal investment strategies: (i) illiquid securities, (ii) borrowing and short-sales, and (iii) asset-backed securities.  The Fund states that it may invest up to 15% of its net assets in illiquid securities, that the Fund may borrow up to 15% of the value of its total assets for investment purposes, and that the Fund may invest up to 25% of its net assets in asset-backed securities that are equipment trust certificates.  Please consider whether these investment strategies should be moved from the Non-Principal Investment Strategies section to the Principal Investment Strategies Section.

Response: The Fund has revised the applicable disclosures with respect to investments in illiquid securities as follows:

Illiquid Securities — The Fund may invest up to 10% of its net assets in illiquid securities.

The Fund has eliminated the disclosure with respect to borrowing in this section.  The Fund will move disclosure with respect to investments in short sales of securities to the Principal Investment Strategies Section and revise the applicable disclosures as follows:

Short Sales — The Fund may invest up to 15% of the value of its total assets to affect short sales of securities.  The Fund may not sell a security short if, as a result of that sale, the current value of securities sold short by the Fund would exceed 30% of the value of the Fund’s net assets.  However, short sales effected “against the box” to hedge against a decline in the value of a security owned by the Fund are not subject to this 15% limitation.

The Fund will move disclosure with respect to investments in asset-backed securities, mortgage-backed securities, convertible bonds, distressed securities, and bank loans to the Principal Investment Strategies Section.  The Fund will revise the disclosures with respect to asset-backed securities as follows:

Asset-Backed Securities — The Fund may invest up to 15% of its net assets in asset-backed securities that are equipment trust certificates.

14. Comment. In the “Interest Rate Risk” section on page 8, consider whether additional disclosure is necessary regarding the risks associated with rising interest rates.

Response: The Fund has reviewed the applicable disclosure with respect to the historically low interest rate environment and determined that the risks are appropriately described.

Vincent J. DiStefano
August 19, 2013

15. Comment. In the “High Yield Securities Risk” section on page 8, please consider whether additional disclosure should be included regarding the risk that results from high yield securities not being exchange traded.

Response: The Fund will revise the paragraph and add the following disclosure:

The Fund may invest without limitation in high yield securities. Such securities are generally not exchange traded and, as a result, these instruments are less liquid.

16. Comment. In the section “Risks Associated with Investments in Distressed Securities” on page 9, the following disclosure is included “The Fund may invest in securities of companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings.  Although such investments may result in significant returns to the Fund, they involve a substantial degree of risk.” Please also include such disclosure in the strategy section.

Response: The Fund will add the following disclosure to the applicable paragraph:

Distressed Securities - The Fund may invest up to 25% of its net assets in securities of companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns to the Fund, they involve a substantial degree of risk.

17. Comment.  On page 9 of the section “Description of Principal Risks”, disclosure is included regarding the risks of investing in real estate investment trusts (“REITs”). If the Fund intends to invest in REITs, please include applicable disclosure in the strategy section.

Response: The Fund does not intend to invest in REITs and has removed the applicable paragraph.

18. Comment. The section “Risks of Investing in Other Investment Companies” on page 11 indicates that the Fund may invest in other investment companies.  If the Fund invests in other investment companies, a line item is required in the fee table for “AFFE” expenses.

Response:  As noted in response to Comment 1 with respect to acquired fund fees and expenses, the Fund does not currently intend to invest in other investment companies as part of its normal investment strategy.  Therefore, the Fund does not expect to incur any acquired fund fees or expenses at this time.

Vincent J. DiStefano
August 19, 2013

19. Comment. As noted in Comment 13, it appears that the Fund’s strategy of investing in short-sales is a principal investment strategy of the Fund (see also risk disclosure on page 11).  Please provide additional disclosure in the strategy section with respect to investments in short-sales if in fact this is a principal investment strategy.

Response:  The Fund will add additional disclosure in the strategy section with respect to short sales as noted in response to Comment 13.

20. Comment. With respect to the section “Equity-Linked Securities Risk” on page 12, please confirm whether investments in equity-linked securities are a principal investment strategy of the Fund.  Please provide additional disclosure in the strategy section with respect to investments in equity-linked securities if in fact this is a principal investment strategy.

Response: The Fund confirms that investments in equity-linked securities are not a principal investment strategy.

21. Comment.  In the section “Emerging Markets Risk” on page 12, the Fund indicates that it may invest up to 15% of its net assets in the securities of issuers in emerging markets.  Please include additional disclosure in the strategy section with respect to investments in the securities of issuers in emerging markets if in fact this is a principal investment strategy.

Response: The Fund does not intend to invest in the securities of issuers in emerging markets and has removed the applicable paragraph.

22. Comment.  In the section “Counter-Party Risk” on page 12, please clarify the risk to the Fund being disclosed.

Response: The Fund will add the following disclosure to the applicable paragraph:

Counter-Party Risks. The Fund may invest with various counter-parties.   Counter parties may not settle trades on a timely basis or fulfill their obligations to settle a trade based on the agreed upon terms and conditions.   To the extent a counter-party fails to fulfill its obligations to settle a trade, the Fund may lose its investment.

Statement of Additional Information

23. Comment. In the section “Leadership Structure and Responsibilities of the Board of Trustees” on page 17, please clarify how the Board of Trustees believes its structure minimizes the potential for conflicts given that it has an interested chairman.

Vincent J. DiStefano
August 19, 2013

Response:  The Board believes that the length and breadth of the knowledge and experience of the three independent trustees with respect to investments and general business, as well as the level of discussions the Board regularly undertakes regarding the Funds and their portfolios, minimizes the potential for conflicts.  The contributions of the independent trustees and the robust Board discussions, together with the value added by having Mr. Schaja contribute his knowledge and experience as chairman , in the Board’s view serves to add value to the Board’s oversight and management functions and does not give rise to additional conflicts.

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In connection with the foregoing responses to the above comments, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please contact me at (212) 885-5422.

Very truly yours,

/s/ Thomas A. Cournoyer

Thomas A. Cournoyer